News Release

Brookfield Closes Real Estate Opportunity Fund

TORONTO, September 25, 2006 - Brookfield Asset Management Inc. (NYSE/TSX: BAM) (“Brookfield”) announced today that it has closed a $240 million real estate opportunity fund. The Fund will invest in underperforming real estate in North America.

“We are pleased to have institutions in North America and Europe investing with us in the Fund and we are excited by the opportunities to create value for these investors by leveraging our knowledge of the real estate industry and our significant operating platform,” commented David Arthur, President and CEO, Brookfield Real Estate Opportunity Fund.

The Fund has completed 12 investments in the United States and Canada, totalling 7.6 million square feet of property, assembling a diverse portfolio of commercial, industrial, mixed use and multifamily properties, which includes:

Washington, DC: Two commercial portfolios containing 1.2 million square feet in three downtown properties with development rights and six suburban properties that represent repositioning and redevelopment opportunities.

Toronto, ON: A land lease with a government agency on a prime downtown 4.3 acre site, comprised of 650,000 square feet in four properties and a 285 car-parking garage, adjacent to the University of Toronto. This site represents a prime redevelopment opportunity.

Indianapolis, IN: Castelton Business Park, a building, 1.1 million square foot business park. The Fund is currently executing a lease-up and redevelopment plan and follow on investments have been made in this market.

Fort Worth, TX: A 644 bed student housing project at Texas Christian University, which is the first in a series of development projects on adjacent campus, luxury student housing properties with a joint venture partner. A second development is underway and a third was just placed under contract.

Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has over $50 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. For more information, please visit our web site at www.brookfield.com.

For more information, please visit our web site at www.brookfield.com or contact:

Katherine C. Vyse SVP, Investor Relations and Communications Tel: 416-369-8246 e-mail: kvyse@brookfield.com

Note: This press release contains forward-looking information including “forward looking statements”, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The words “opportunities” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Although Brookfield Asset Management believes that the anticipated future results, performance or achievements of the Fund expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Fund to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.  Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; interest rate changes; availability of financing; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise